SODASTREAM REPORTS RECORD THIRD QUARTER RESULTS

Revenues Increased 39% to Euro 58.3 Million
Adjusted Net Income Increased 108% to Euro 8.8 Million
Net Income Increased 276% to Euro 7.8 Million
Adjusted Diluted EPS Increased 31% to Euro 0.42 or $0.56*
Soda Maker Units Increased 60% to 717,000
Company Raises Fiscal 2011 Outlook

AIRPORT CITY, Israel – November 9, 2011 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems announced today its results for the three and nine month periods ended September 30, 2011.

Third Quarter 2011 Highlights (comparisons show third quarter 2011 as compared to third quarter 2010)
•	Revenues increased 39% to Euro 58.3 million
•	Americas revenues increased 124% to Euro 18.5 million
•	Adjusted diluted earnings per share was Euro 0.42 or $0.56*
•	Revenue from soda makers increased 54% to Euro 29.1million
•	Revenue from consumables increased 26% to Euro 28.3 million
•	Flavor units increased 8% to 4.4 million
•	CO2 refill units increased 22% to 3.2 million
•	Americas soda maker units increased 155%
•	Americas consumables revenue increased 117%

 “Our third quarter operating performance was the highest ever in the history of the Company for sales and profitability. This was led by exceptional growth in the Americas, where we sold 267,000 soda makers, growing our installed base through an expanding network of retail partners," commented Daniel Birnbaum, Chief Executive Officer of SodaStream. Mr. Birnbaum continued, "We also saw strong year-over-year growth in France, Italy and the U.K., markets in which we increased our focus, leading to accelerated demand for our product portfolio. As we approach the holiday season in the U.S. we will leverage our increased distribution, along with heightened brand awareness, allocating greater resources to penetrate additional households and capitalize on this large market opportunity."

Results for the Three Months Ended September 30, 2011:

Total revenues for the third quarter of 2011 were Euro 58.3 million, $78.4 million as per a convenience translation*, an increase of 39% compared to Euro 42.0 million reported in the third quarter of 2010.  Revenues increased in each geographical region, with revenues for Western Europe and the Americas increasing 10% and 124%, respectively, compared to the third quarter of 2010. (See table with geographic breakdown below)

During the third quarter of 2011, revenues of soda makers increased 54% to Euro 29.1 million and revenues of consumables increased 26% to Euro 28.4 million.  On a unit basis, soda makers increased 60% to 717,000, CO2 refills increased 22% to 3.2 million, and flavors increased 8% to 4.4 million.

* As of September 30, 2011, the Euro to U.S. Dollar exchange rate was: €1.00 equaled $1.3449

Gross margin for the third quarter of 2011 was 53.5%, compared to 56.3% for the same period in 2010.
This decrease was mainly due to the growing portion of soda maker starter kit sales in the revenue mix, as part of management’s strategy to increase market penetration.

Sales and marketing expenses for the third quarter of 2011 totaled Euro 17.8 million compared to Euro 14.2 million for the comparable period last year. The increase is primarily due to investments in the Company’s sales and distribution platform and an increase in marketing spending to capitalize on new distribution opportunities, mainly in the United States. As a percentage of revenues, sales and marketing expenses decreased 320 basis points to 30.6% for the third quarter of 2011 compared to 33.8% for the third quarter of 2010.

General and administrative expenses for the third quarter of 2011 were Euro 5.9 million, compared to Euro 6.1 million in the comparable period of last year. General and administrative expenses for the three months ended September 30, 2011 include Euro 1.0 million of non-cash share-based compensation expense (the “Share-Based Compensation Expense”) while general and administrative expenses for the three months ended September 30, 2010 include Euro 0.2 million of the Share-Based Compensation Expense and Euro 2.0 related to a previous management fee that was cancelled effective as of November 2010.

Adjusted general and administrative expenses exclude the Shared-Based Compensation Expense as well as the discontinued management fees. Such adjusted general and administrative expenses were Euro 4.8 million or 8.3% of revenues for the third quarter of 2011, and Euro 3.9 million or 9.3% of revenues for the comparable period of 2010.

Net income for the three months ended September 30, 2011 was Euro 7.8 million, or Euro 0.37 ($0.50 per the convenience translation) per fully diluted share based on 21.0 million weighted average shares, compared to net income of Euro 2.1 million, or Euro 0.16 per fully diluted share based on 13.5 million weighted average shares, in the comparable period in 2010. Excluding the Shared-Based Compensation Expense and the discontinued management fees, adjusted net income (as defined below) for the third quarter of 2011 was Euro 8.8 million, or Euro 0.42 ($0.56 per the convenience translation) per fully diluted share, compared to adjusted net income of Euro 4.2 million, or Euro 0.32 per fully diluted share in the third quarter of 2010.

Adjusted EBITDA (as defined below) for the third quarter of 2011 totaled Euro 9.9 million, compared to Euro 5.7 million for the comparable period in 2010. Adjusted EBITDA margin was 16.9% for the third quarter of 2011 as compared to 13.6% for the comparable period in 2010.

Cash flow used in operating activities during the third quarter of 2011 was Euro 2.7 million, compared to Euro 3.0 million during the comparable quarter of 2010.

Balance Sheet

As of September 30, 2011, cash and cash equivalents and bank deposits increased to Euro 66.4 million from Euro 52.9 million as of December 31, 2010. The increase is attributable mainly to the Euro 33.1 million raised from the secondary offering that closed on April 19, 2011. As of September 30, 2011, loans and borrowings were Euro 0.2 million, compared to Euro 6.8 million as of December 31, 2010. Working capital as of September 30, 2011 was Euro 49.9 million, an increase of 83.8%, compared to Euro 27.2 million as of December 31, 2010, primarily due to an increase in inventory and accounts receivable.

Guidance

Based on third quarter results and current projections for the remainder of the year, the Company is raising its outlook. The Company now expects 2011 revenue to increase by approximately 36% as compared with 2010 revenue of Euro 160.7 million, up from its previous expectation of 30%. The Company now expects net income to increase by approximately 100% as compared with its net income of Euro 9.7 million reported in 2010, up from its previous expectation of 60%. This guidance includes a share-based payment expense of approximately Euro 4.0 million in 2011. On an adjusted basis, excluding the share-based payment expense, fiscal 2011 net income is now expected to be approximately Euro 24 million, up from its previous expectation of approximately Euro 20 million.

For the fourth quarter, the Company expects revenue to increase by approximately 24% as compared with fourth quarter 2010 revenue of Euro 50.0 million. Net income on an adjusted basis for the fourth quarter of 2011 is expected to be in line with the fourth quarter 2010 Adjusted net income of Euro 4.3 million, reflecting an increase in advertising and promotional expenses to support the rollout of new distribution in the United States during the upcoming holiday season.

Conference Call

The Company has scheduled a conference call for 8:30 AM Eastern Daylight Time (United States) today (Wednesday, November 9, 2011) to review the Company’s financial results.  The conference call will be broadcast over the Internet as a “live” listen only Webcast.

To listen, please go to: http://sodastream.investorroom.com.  Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 50,000 retail stores in 42 countries around the world.  For more information on SodaStream, please visit the Company's website: www.sodastream.com.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income (“Adjusted net income”), Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense and for the impact of the discontinued management fees. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the Share-Based Compensation Expense and of the discontinued management fees. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense and for the impact of the discontinued management fees.

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which excludes the Share-Based Compensation Expense and the discontinued management fees, should be considered in evaluating the Company’s operations since they provide a clearer indication of the Company’s operating results going forward.

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability operate; risks associated with our being subject to fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Company Contact:
Yonah Lloyd
Executive Director, Corporate Development and Communication
SodaStream International Ltd.
Phone: +972-3-976-2462
yonahl@sodastream.com

Investor Contacts (US):
Brendon Frey / Joe Teklits
ICR
Phone: + 1 203-682-8200
brendon.frey@icrinc.com / joseph.teklits@icrinc.com

(Tables Follow)

Consolidated Balance Sheets as of

In thousands

			Convenience
			translation into
			U.S. Dollar
	Dec-31	Sep-30	Sep-30
	2010	2011	2011
	(Audited)	(Unaudited)	(Unaudited)
Assets
	euro	euro	$
Cash and cash equivalents	52,900	26,157	35,179
Bank deposits	-	40,279	54,171
Inventories	38,523	53,096	71,408
Trade and other receivables	38,809	54,187	72,875
Derivative financial instruments	836	138	186
Assets classified as available-for-sale	629	602	810
Total current assets	131,697	174,459	234,629

Property, plant and equipment	21,548	31,257	42,038
Intangible assets	13,405	13,710	18,439
Deferred tax assets	1,248	1,289	1,734
Other receivables	167	113	152
Total non-current assets	36,368	46,369	62,363

Total assets	168,065	220,828	296,992

Liabilities
	euro	euro	$
Loans and borrowings	6,753	171	230
Derivative financial instruments	406	33	44
Trade payables	30,425	35,816	48,169
Income tax payable	6,376	7,839	10,543
Provisions	515	185	249
Other current liabilities	13,911	14,229	19,137
Total current liabilities	58,386	58,273	78,372

Employee benefits	768	763	1,026
Provisions	379	392	527
Deferred tax liabilities	410	258	347
Total non-current liabilities	1,557	1,413	1,900

Total liabilities	59,943	59,686	80,272

Shareholders’ equity

Share capital	2,286	2,490	3,349
Share premium	91,870	128,564	172,906
Translation reserve	(53)	(1,017)	(1,368)
Retained earnings	14,019	31,105	41,833
Total shareholders’ equity	108,122	161,142	216,720

Total liabilities and shareholders’ equity	168,065	220,828	296,992
	euro	euro	$

Consolidated Statements of Operations

In thousands (net income per share amounts in units)

			Convenience			Convenience
			Translation			Translation
			into			into
			U.S. Dollar			U.S. Dollars
	For the nine	For the nine	For the nine	For the three	For the three	For the three
	months ended	months ended	months ended	months ended	months ended	months ended
	Sep-30	Sep-30	Sep-30	Sep-30	Sep-30	Sep-30
	2010	2011	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	$	euro	euro	$
Revenues	110,650	156,683	210,723	41,974	58,317	78,431
Cost of revenues	51,227	73,118	98,336	18,341	27,096	36,441

Gross profit	59,423	83,565	112,387	23,633	31,221	41,990

Operating expenses
Sales and marketing	38,119	48,360	65,039	14,176	17,830	23,980
General and administrative	13,888	17,272	23,229	6,084	5,862	7,884
Other income, net	(92)	(93)	(125)	(31)	(31)	(42)

Total operating expenses	51,915	65,539	88,143	20,229	23,661	31,822

Operating income	7,508	18,026	24,244	3,404	7,560	10,168

Interest expense (income), net	1,068	(925)	(1,244)	264	(388)	(521)
Other financial expense (income), net	(834)	(499)	(671)	640	(472)	(636)

Total financial expense (income), net	234	(1,424)	(1,915)	904	(860)	(1,157)

Income before income taxes	7,274	19,450	26,159	2,500	8,420	11,325

Income taxes	1,029	2,364	3,179	427	629	846

Net income for the period	6,245	17,086	22,980	2,073	7,791	10,479
	euro	euro	$	euro	euro	$

Net income per share	euro	euro		euro	euro
Basic	1.00	0.88	1.18	0.33	0.39	0.52
Diluted	0.49	0.84	1.13	0.16	0.37	0.50

Weighted average number of shares
Basic	6,263	19,376	19,376	6,263	20,006	20,006
Diluted	13,450	20,452	20,452	13,503	21,002	21,002

Consolidated Statements of Cash Flows
In thousands
			Convenience			Convenience
			Translation			Translation
			into			into
			U.S. Dollar			U.S. Dollars
	For the nine	For the nine	For the nine	For the three	For the three	For the three
	months ended	months ended	months ended	months ended	months ended	months ended
	Sep-30	Sep-30	Sep-30	Sep-30	Sep-30	Sep-30
	2010	2011	2011	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	$	euro	euro	$
Cash flows from operating activities
Net income for the period	6,245	17,086	22,980	2,073	7,791	10,479
Adjustments:
Amortization of intangible assets	60	368	495	31	63	85
Change in fair value of derivative financial instruments	(478)	359	483	(260)	(61)	(82)
Depreciation of property, plant and equipment	1,720	2,411	3,243	741	750	1,009
Gain on sales of property, plant and equipment	(9)	-	-	(5)	-	-
Share based payment	320	3,114	4,188	153	1,039	1,397
Interest expense (income), net	1,068	(925)	(1,244)	264	(388)	(521)
Income tax expense	1,029	2,364	3,179	427	629	846
	9,955	24,777	33,324	3,424	9,823	13,213
Increase in inventories	(13,950)	(15,479)	(20,818)	(6,686)	(7,513)	(10,105)
Increase in trade and other receivables	(14,534)	(14,683)	(19,747)	(3,583)	(8,385)	(11,277)
Increase in trade payables	9,429	4,695	6,314	2,669	4,315	5,803
Increase (decrease) in employee benefits	253	(11)	(15)	38	(5)	(7)
Increase in provisions and other current liabilities	6,411	65	87	2,359	179	241
	(2,436)	(636)	(855)	(1,779)	(1,586)	(2,132)
Interest paid	(725)	(210)	(282)	(201)	(61)	(82)
Income tax paid	(3,172)	(2,320)	(3,120)	(1,000)	(1,046)	(1,407)
Net cash used in operating activities	(6,333)	(3,166)	(4,257)	(2,980)	(2,693)	(3,621)

Cash flows from investing activities
Interest received	37	773	1,040	15	170	229
Investment in bank deposits	-	(40,000)	(53,796)	-	(40,000)	(53,796)
Proceeds from sale of property, plant and equipment	45	-	-	38	-	-
Proceeds from (payments for) derivative financial instruments, net	541	(34)	(46)	541	(19)	(26)
Acquisition of property, plant and equipment	(4,534)	(10,843)	(14,583)	(251)	(5,989)	(8,055)
Acquisition of intangible assets	(339)	(501)	(674)	(92)	(307)	(413)
Net cash from (used in) investing activities	(4,250)	(50,605)	(68,059)	251	(46,145)	(62,061)

Cash flows from financing activities
Share issuance	-	33,091	44,504	-	-	-
Proceeds from exercise of employee share options	15	693	932	-	63	85
Receipts of long-term loans and borrowings	3,306	-	-	40	-	-
Repayments of long-term loans and borrowings	(2,152)	-	-	(618)	-	-
Repayment of shareholders’ loans	(450)	-	-	(145)	-	-
Change in short-term debt	9,842	(6,636)	(8,925)	3,710	153	206
Net cash from financing activities	10,561	27,148	36,511	2,987	216	291

Net increase (decrease) in cash and cash equivalents	(22)	(26,623)	(35,805)	258	(48,622)	(65,391)
Cash and cash equivalents at the beginning of the period	4,185	52,900	71,145	4,111	74,755	100,538
Effect of exchange rates fluctuations on cash and cash equivalents	164	(120)	(161)	(42)	24	32

Cash and cash equivalents at the end of the period	4,327	26,157	35,179	4,327	26,157	35,179
	euro	euro	$	euro	euro	$

Information about revenue in reportable segments

In thousands

		Central and
		Eastern Europe,
		Middle East and
	Western Europe	Africa	The Americas	Asia- Pacific	Total
Nine months ended	euro				euro
September 30, 2011 (Unaudited)	87,456	19,829	40,020	9,378	156,683
September 30, 2010 (Unaudited)	74,312	13,640	17,082	5,616	110,650

Three months ended	euro				euro
September 30, 2011 (Unaudited)	30,589	5,792	18,505	3,431	58,317
September 30, 2010 (Unaudited)	27,745	4,402	8,247	1,580	41,974

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

In thousands (net income per share amounts in units)

Nine months ended September 30

									Convenience Translation into U.S. Dollars
	2010				2011				2011
	Reported	Management	Share based		Reported	Management	Share based
	(Unadjusted)	fee(*)	payment	Adjusted	(Unadjusted)	fee(*)	payment	Adjusted	Adjusted
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	euro	euro	euro	euro	euro	euro	$
Revenues	110,650			110,650	156,683			156,683	210,723
Cost of revenues	51,227			51,227	73,118			73,118	98,336

Gross profit	59,423			59,423	83,565			83,565	112,387

Operating expenses
Sales and marketing	38,119			38,119	48,360			48,360	65,039
General and administrative	13,888	(2,201)	(320)	11,367	17,272	-	(3,114)	14,158	19,041
Other income, net	(92)			(92)	(93)			(93)	(125)

Total operating expenses	51,915	(2,201)	(320)	49,394	65,539	-	(3,114)	62,425	83,955

Operating income	7,508	2,201	320	10,029	18,026	-	3,114	21,140	28,432

Interest expense (income), net	1,068			1,068	(925)			(925)	(1,244)
Other financial income, net	(834)			(834)	(499)			(499)	(671)

Total financial expense (income), net	234			234	(1,424)			(1,424)	(1,915)

Income before income taxes	7,274	2,201	320	9,795	19,450	-	3,114	22,564	30,347

Income taxes	1,029			1,029	2,364			2,364	3,179

Net income for the period	6,245	2,201	320	8,766	17,086	-	3,114	20,200	27,168
	euro	euro	euro	euro	euro	euro	euro	euro	$

Net income per share	euro			euro	euro			euro	$
Basic	1.00			1.40	0.88			1.04	1.40
Diluted	0.49			0.68	0.84			0.99	1.33

Weighted average number of shares
Basic	6,263			6,263	19,376			19,376	19,376
Diluted	13,450			13,450	20,452			20,452	20,452

(*) Fortissimo Capital was entitled to receive management fee from the Company. The aforementioned entitlement was terminated as of the closing of the IPO (November 8, 2010).

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

In thousands (net income per share amounts in units)

Three months ended September 30

									Convenience Translation into U.S. Dollars
	2010				2011				2011
	Reported	Management	Share based		Reported	Management	Share based
	(Unadjusted)	fee(*)	payment	Adjusted	(Unadjusted)	fee(*)	payment	Adjusted	Adjusted
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	euro	euro	euro	euro	euro	euro	$
Revenues	41,974			41,974	58,317			58,317	78,431
Cost of revenues	18,341			18,341	27,096			27,096	36,441

Gross profit	23,633			23,633	31,221			31,221	41,990

Operating expenses
Sales and marketing	14,176			14,176	17,830			17,830	23,980
General and administrative	6,084	(2,010)	(153)	3,921	5,862	-	(1,039)	4,823	6,486
Other income, net	(31)			(31)	(31)			(31)	(42)

Total operating expenses	20,229	(2,010)	(153)	18,066	23,661	-	(1,039)	22,622	30,424

Operating income	3,404	2,010	153	5,567	7,560	-	1,039	8,599	11,566

Interest expense (income), net	264			264	(388)			(388)	(521)
Other financial expense (income), net	640			640	(472)			(472)	(636)

Total financial expense (income), net	904			904	(860)			(860)	(1,157)

Income before income taxes	2,500	2,010	153	4,663	8,420	-	1,039	9,459	12,723

Income taxes	427			427	629			629	846

Net income for the period	2,073	2,010	153	4,236	7,791	-	1,039	8,830	11,877
	euro	euro	euro	euro	euro	euro	euro	euro	$

Net income per share	euro			euro	euro			euro	$
Basic	0.33			0.68	0.39			0.44	0.59
Diluted	0.16			0.32	0.37			0.42	0.56

Weighted average number of shares
Basic	6,263			6,263	20,006			20,006	20,006
Diluted	13,503			13,503	21,002			21,002	21,002

(*) Fortissimo Capital was entitled to receive management fee from the Company. The aforementioned entitlement was terminated as of the closing of the IPO (November 8, 2010).

EBITDA and Adjusted EBITDA
In thousands

	Nine month ended September 30			Three months ended September 30
	2010	2011	2011	2010	2011	2011
			Convenience translation into			Convenience translation into
			U.S. Dollars			U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
	euro	euro	$	euro	euro	$
Net income	6,245	17,086	22,980	2,073	7,791	10,479
Interest expense (income), net	1,068	(925)	(1,244)	264	(388)	(521)
Income taxes	1,029	2,364	3,179	427	629	846
Depreciation and amortization	1,780	2,779	3,738	772	813	1,094
EBITDA	10,122	21,304	28,653	3,536	8,845	11,898
	euro	euro		euro	euro

Management fee	2,201	-	-	2,010	-	-
Share based payment	320	3,114	4,188	153	1,039	1,397
Adjusted EBITDA	12,643	24,418	32,841	5,699	9,884	13,295
	euro	euro	$	euro	euro	$

The following tables present the Company’s revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues:

	Nine month ended		Three months ended
	Sep-30		Sep-30
	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Revenues
	(in thousands)

	euro	euro	euro	euro
Soda maker starter kits (including cylinders)	46,952	73,088	18,919	29,137
Consumables	58,769	80,767	22,498	28,350
Other	4,929	2,828	557	830
Total	110,650	156,683	41,974	58,317
	euro	euro	euro	euro

	Nine month ended		Three months ended
	Sep-30		Sep-30
	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As a percentage of revenues

Soda maker starter kits (including cylinders)	42.4%	46.6%	45.1%	50.0%
Consumables	53.1%	51.6%	53.6%	48.6%
Other	4.5%	1.8%	1.3%	1.4%
Total	100.0%	100.0%	100.0%	100.0%